Exhibit 4.11

[THOMSON REUTERS LETTERHEAD]

November 26, 2008

Mr. Thomas H. Glocer
President and Chief Executive Officer
Thomson Reuters
3 Times Square
New York, NY 10036

Dear Tom,

I am very pleased that you have accepted the position of Chief Executive Officer of Thomson Reuters (the "Company") effective April 17, 2008.

As approved by the Board of Directors, your annual base salary, effective retroactively to April 1, 2008, is $1,550,000.00, less applicable withholdings. Effective April 1, 2008, you are a participant in the Thomson Reuters Management Incentive plan (“MIP”) with a target of 200% of earned salary and you will participate in the Long-term incentive program (“LTI”) at the target of 250% of earned salary.

In addition to the direct compensation indicated above, you will also be eligible for an executive physical examination each year at the Mayo Clinic of your choice or the Hackensack University Executive Health Center.  Thomson Reuters also will continue to pay the costs for tax services related to your service in the United Kingdom.  You will be eligible for all other general employee benefits including group medical and dental coverage for yourself and your family, life insurance, short and long term disability coverage, 401(k) participation, and participation in the Deferred Compensation Plan (DCP). Your entitlement to paid vacation remains unchanged. Stephen Dando will work with you regarding company support for your relocation from London to New York and we will develop a separate agreement for those terms.

While it is my expectation that you will enjoy a long, successful career at Thomson Reuters, I also want to confirm the payments and benefits to which you will be entitled in the event your employment is terminated prior to your attainment of age 62 ("Normal Retirement Age") by Thomson Reuters without “Cause" or by you for “Good Reason”, both of which as defined below. For purposes of this letter, the effective date of termination is referred to as the "Effective Date". The payments and benefits are described below.

1.
Commencing on the Effective Date, you will be paid twenty-four (24) months' base salary in effect as of the Effective Date, payable over such 24-month period in accordance with the payroll practices of Thomson Reuters.  The period with respect to which you are paid base salary under this paragraph 1 shall be referred to as the "Payment Period".

2.
So long as you remain unemployed during the Payment Period, you will continue to receive group medical and dental insurance benefits on the same basis as those available to you immediately prior to the Effective Date. Your active participation in all other employee benefits including, without limitation, participation in the Company's 401(k) plan, Deferred Compensation Plan, life insurance, short- and long-term disability, management incentive, and vacation and sick pay shall terminate as of the Effective Date, except that you will receive benefits in accordance with the terms of applicable plan documents. Upon your obtaining full-time employment or on the expiration of the Payment Period, whichever comes first, you will not be entitled to receive any employee benefits, except for group health coverage continuation in accordance with COBRA, and benefits in accordance with the terms of applicable plan documents (including, without limitation, vested 401(k) and DCP benefits, if any).

3.
Any options granted under the Thomson Reuters Stock Incentive Plan will be calculated as though one hundred (100%) percent of the options granted but unvested as of the Effective Date were vested, and you shall have the opportunity to exercise all exercisable options within twelve (12) months after the Effective Date.

4.
You will receive all Performance Restricted Stock Units (“PRSU”) granted under any long term incentive plans in which you participate in accordance with the terms of those plans as though you had been employed through the payment date. Any such PRSU shall be distributed to you when PRSU are issued to Thomson employees, but in no event later than March 15 of the year following the end of the applicable plan period.  In addition, all other equity awards not referred to in paragraph 3 or this paragraph 4 shall fully vest, and you shall receive payment pursuant to the terms of the applicable award.

5.
Your Management Incentive Plan (MIP) bonus will be paid as follows: upon the expiration of the statutory revocation period in the release of claims in favor of Thomson Reuters referred to in subsection (c) below, you will be paid in a lump sum in an amount equal to the greater of (a) 50% of your target MIP bonus for the then-current year or (b) the amount determined by multiplying your target MIP bonus for the then-current year by a fraction, the numerator of which is the number of days you are employed by the Company in such year and the denominator of which is 365.

6.
Payments under numbered paragraphs 1-5 above shall be in lieu of any other severance payments to which you would otherwise be eligible.  All amounts payable hereunder are subject to all applicable tax withholdings.

7.
To the extent that any “additional tax” under Section 409A of the Internal Revenue Code on any amount payable under this Agreement or any other Company plan, program or arrangement would be avoided by delaying payment for six (6) months after the termination of Executive’s employment with the Company, such payment shall be so delayed.

None of the aforesaid paragraphs shall apply if (a) you shall voluntarily terminate your employment other than for “Good Reason”, or (b) your employment shall be terminated by reason of termination for “Cause", or (c) you do not sign a release in favor of Thomson Reuters effective as of the Effective Date including provisions regarding non-competition, non-solicitation, non-disparagement, confidentiality, return of Company property, etc. that includes the provisions set forth in Attachment A (but no other provisions that materially limit your rights or entitlements).

For purposes of this letter, “Cause” shall mean your conviction of, or entry of a plea of guilty or nolo contendre to a crime that constitutes a felony in the United States or a crime in another jurisdiction that would fall within the definition of a felony in the United States; theft, misappropriation or embezzlement of Thomson Reuters funds; willfully engaging in any competitive activity with Thomson Reuters as set forth in subsection (A) under "Non-Compete Language" on Attachment A; or failure to follow the reasonable written instructions of the Thomson Reuters Board of Directors, which if curable in each case, is not cured by you within 30 days after written notice to you of same.

For purposes of this letter, “Good Reason” shall mean your resignation within ninety (90) days after the occurrence of one or more of the following actions taken by Thomson Reuters without your written consent: (i) a demotion or material diminution of your responsibilities (except during any periods when you are unable to perform all or substantially all of your duties or responsibilities as a result of your physical or mental incapacity) including, for the avoidance of doubt, your removal from the Company's board of directors; (ii) a material decrease in your base salary or a reduction in your target award under the MIP or the LTI; (iii) a change in your principal place of employment to a location more than 50 miles from its current location; or (iv) the Company’s failure to timely pay any material amount or provide any material benefit due under the Agreement or otherwise.  Notwithstanding the foregoing, no resignation for Good Reason shall be effective unless and until you give Thomson Reuters written notice of the reasons for a Good Reason resignation, and Thomson Reuters fails to remedy the same within thirty (30) days thereafter.

In the event that any payment or benefit made or provided to or for your benefit in connection with this Agreement or your employment with the Company or the termination thereof (a “Payment”) is determined to be subject to any excise tax (“Excise Tax”) imposed by Section 4999 of the Internal Revenue Code (or any successor to such Section), the Company shall pay you, prior to the time any Excise Tax is payable with respect to such Payment (through withholding or otherwise), an additional amount which, after the imposition of all income, employment, excise and other taxes, penalties and interest thereon, is equal to the sum of (i) the Excise Tax on such Payment plus (ii) any penalty and interest assessments associated with such Excise Tax.  The amount and timing of any payment required by this paragraph shall be determined in the first instance by a nationally-recognized independent auditor (the “Auditor”) selected and paid by the Company (who may be the Company’s usual auditor).  In all events, any payment pursuant to this paragraph shall be made no later than December 31 of the year next-following the year in which the related taxes are remitted to the applicable taxing authority.

This letter and Attachment A represent the entire agreement of the parties.  All prior understandings relating to the subject matter of this letter (including, without limitation, your employment agreement with Reuters Group plc dated March 9, 2007, whether oral or written, are hereby superseded by this document.

If the aforesaid accurately reflects our understanding, please sign the enclosed copy of this letter. The original is for your files.

Yours sincerely,

/s/ W. Geoffrey Beattie

W. Geoffrey Beattie

Agreed to and Accepted:

/s/ Thomas H. Glocer	12/5/08
Thomas H. Glocer	Date

Attachment A

Release Language

You hereby irrevocably and unconditionally release and discharge Thomson Reuters, and its  affiliates, officers, directors and employees from liability for any claims that you may have against it and them in connection with your employment by Thomson Reuters as of the date of your signing this release, whether known or unknown to you, arising under or violations of federal, state or local fair employment practices or other employee relations statutes (including without limitation Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990 and the employment laws and regulations of the State and City of New York), rule, executive order, law or ordinance, tort, express or implied contract, public policy, or other  obligation. The release in this paragraph does not apply to an action brought by you to enforce the terms of this letter or your rights to indemnification or under any employee benefit plan, program or arrangement.

Thomson Reuters and its affiliates, officers, directors and employees hereby release you and your heirs, executors, administrators and assigns from liability for any claims that they may have against you and them in connection with your employment by Thomson Reuters as of the date Thomson Reuters signs this release, whether known or unknown to the releasees, other than claims that would constitute Cause as defined in the attached November 26, 2008 letter to you from Geoff Beattie.

Non-Disparagement, Confidentiality, and Return of Property Language

You agree to treat as confidential and not to disclose any confidential materials or information which you have learned or discovered, and will learn or discover, during your employment by Thomson Reuters and their affiliates, including the terms of this letter other than to your lawyer, financial advisor, your spouse, and accountant with the understanding that they will maintain the confidentiality thereof, except as otherwise required by law or in any judicial or administrative process. You also agree to refrain from disparaging or holding up to ridicule the name of Thomson Reuters and their affiliates, directors, officers and employees. Thomson Reuters agrees to instruct the members of the Thomson Reuters Board of Directors and the Thomson Reuters Executive Committee to refrain from disparaging or holding up to ridicule your name. You represent that you will return all materials and/or property of Thomson Reuters on or before your separation date with the exception of the Blackberry, laptop, and other computer equipment furnished to you by Thomson Reuters, which you may keep.

Non-Compete Language

You agree that for the duration of the Payment Period, except as agreed in writing by Stephen Dando or his successor, you will not, directly or indirectly, as a proprietor, partner, employee, consultant, agent or otherwise:  (A) Act in any capacity for or with Thomson Reuters' main competitors (the "Competitors").  For purposes of this paragraph, Thomson’s Competitors are Dun & Bradstreet; Reed Elsevier; Wolters Kluwer; and Bloomberg1; (B) Act in any capacity for or with any of the Thomson Reuters Competitors, or for or with any agents for any of Thomson Reuters Competitors, if in such capacity you would, because of the nature of your position or role with such Competitor or agent and your knowledge of Thomson Reuters trade secrets or confidential information, inevitably use and/or disclose any of the Thomson Reuters trade secrets or confidential information in your work for, or on behalf of, the Competitor or agent; or (C) Cause any of the customers, employees, consultants, suppliers or vendors of Thomson Reuters to cease or adversely modify their relationships with Thomson Reuters.  Because of the global nature of Thomson Reuters  business, it is agreed that the restrictions set forth above shall apply in the State of New York, the geographic regions that you worked in and were responsible for while employed by Thomson Reuters, and any other geographic area (country, province, state, city or other political subdivision) in which Thomson Reuters is engaged, or was developing plans to engage in, or  was otherwise selling products or services at the time you ceased working for Thomson Reuters.

1    The Company's board of directors may amend this list acting reasonably to add additional main competitors and any such amendment shall be promptly communicated to you no less than six months prior to the termination of your employment.